UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*


                         Matav-Cable Systems Media Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


          Ordinary Shares (par value New Israeli Shekel 1.00 per share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   576561 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Leora Pratt Levin, Adv.
                                Delek Group Ltd.
                             7 Giborei Israel Street
                             Industrial Zone (South)
                              Netanya 42504, Israel
                                 +972-9-863-8488
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 25, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ?.

           * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D

CUSIP No.  576561 10 4

--------------------------------------------------------------------------------

1            NAMES OF REPORTING PERSONS: Delek Investments & Properties Ltd.
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
             Not applicable


--------------------------------------------------------------------------------

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) |X|
                                                                 (b) |_|


--------------------------------------------------------------------------------

3            SEC USE ONLY


-------------------------------------------------------------------------------

4            SOURCE OF FUNDS

             AF *
--------------------------------------------------------------------------------


5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)    |_|


--------------------------------------------------------------------------------

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Israel
--------------------------------------------------------------------------------


                                         7          SOLE VOTING POWER

NUMBER OF                                           None
 SHARES
BENEFICIALLY
OWNED BY                                 8          SHARED VOTING POWER
  EACH                                              12,088,618 **
REPORTING
 PERSON
  WITH                                   9          SOLE DISPOSITIVE POWER
                                                    None

                                        10          SHARED DISPOSITIVE POWER
                                                    12,088,618 **


-------------------------------------------------------------------------------

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             12,088,618 **

--------------------------------------------------------------------------------

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
             SHARES*  |_|

-------------------------------------------------------------------------------


13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             40.0% **
--------------------------------------------------------------------------------


14           TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------

* See Item 3.
** See Item 5.

                                       13D

CUSIP No.  576561 10 4


--------------------------------------------------------------------------------


1            NAMES OF REPORTING PERSONS: Delek Group Ltd.
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
             Not applicable


--------------------------------------------------------------------------------

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X|
                                                                      (b) |_|


--------------------------------------------------------------------------------

3            SEC USE ONLY

--------------------------------------------------------------------------------


4            SOURCE OF FUNDS

             WC *

--------------------------------------------------------------------------------

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)    |_|


--------------------------------------------------------------------------------

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Israel

--------------------------------------------------------------------------------

                                          7          SOLE VOTING POWER

NUMBER OF                                            None
 SHARES
BENEFICIALLY                              8          SHARED VOTING POWER
OWNED BY                                             12,088,618 **
  EACH
REPORTING
 PERSON                                   9          SOLE DISPOSITIVE POWER
  WITH                                               None


                                         10         SHARED DISPOSITIVE POWER
                                                    12,088,618 **




--------------------------------------------------------------------------------

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             12,088,618 **
--------------------------------------------------------------------------------


12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
             SHARES*  |_|


--------------------------------------------------------------------------------

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             40.0% **

--------------------------------------------------------------------------------

14           TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------

* See Item 3.
** See Item 5.



                                       13D

CUSIP No.  576561 10 4

--------------------------------------------------------------------------------

1            NAMES OF REPORTING PERSONS: Itshak (Tshuva) Sharon
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
             Not applicable


--------------------------------------------------------------------------------

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X|
                                                                      (b) |_|


--------------------------------------------------------------------------------

3            SEC USE ONLY


--------------------------------------------------------------------------------

4            SOURCE OF FUNDS

             N/A *

--------------------------------------------------------------------------------

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)    |_|


--------------------------------------------------------------------------------

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Israel
--------------------------------------------------------------------------------


                                              7          SOLE VOTING POWER

NUMBER OF                                                None
 SHARES
BENEFICIALLY                                  8          SHARED VOTING POWER
OWNED BY                                                 12,088,618 **
  EACH
REPORTING                                     9          SOLE DISPOSITIVE POWER
 PERSON                                                  None
  WITH

                                             10         SHARED DISPOSITIVE POWER
                                                        12,088,618 **





11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             12,088,618 **

--------------------------------------------------------------------------------

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
             SHARES*  |_|

--------------------------------------------------------------------------------


13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             40.0% **
--------------------------------------------------------------------------------


14           TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

* See Item 3.
** See Item 5.

Item 1.   Security and Issuer

           This Schedule 13D relates to Ordinary Shares, par value NIS 1.00 each (the "Ordinary Shares"), of Matav-Cable Systems Media Ltd., an Israeli company (the "Company" or "Matav") whose principal executive offices are located at 42 Pinkas Street, North Industrial Park, P.O. Box 13600, Netanya 42134, Israel.

Item 2.   Identity and Background.

(a), (b), (c), (f)    This  Schedule  13D is filed by Delek  Investments  &
Properties  Ltd.  ("Delek  Investments"),  Delek Group Ltd.
("Delek Group") and Mr. Itshak (Tshuva) Sharon (together with Delek Investments and Delek Group, the "Reporting Persons").

            Delek Investments is a private company incorporated under the laws of the State of Israel and is a wholly owned subsidiary of Delek Group. Its principal business is investments in the fields of automobiles import and distribution, communications, infrastructure, chemistry and oil and gas exploration.

            Delek Group is a company incorporated under the laws of the State of Israel, whose shares are listed on the Tel Aviv Stock Exchange. Approximately 78.6% of Delek Group's outstanding shares is owned by Mr. Itshak (Tshuva) Sharon, through two private companies wholly owned by him, and the remainder is held by the public. The principal business of Delek Group is holding investments in companies, predominantly companies located in Israel, operating mainly in the fields of manufacturing and distribution of petroleum derivatives (including operating gas stations), automobiles import and distribution, communications, energy, infrastructure (including water desalination), real estate and oil and gas exploration.

            Mr. Itshak (Tshuva) Sharon is an Israeli citizen and the controlling shareholder of Delek Group. He is a businessman.

            The address of the principal offices of each of the Reporting Persons is 7 Giborei Israel Street, Industrial Zone (South), Netanya 42504, Israel.

            The name, business or residential address, citizenship, principal occupation or employment and name, address and principal business of such employer of each executive officer and director of Delek Investments and Delek Group are set forth in Appendix A and B hereto, respectively, which are incorporated herein by reference.

(d), (e) None of the Reporting Persons, nor to the best of their knowledge, any of the persons listed on Appendix A and B, has been, during the last five years
(1) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amounts of Funds or Other Consideration

           From February 25, 2004 through December 30, 2004, Delek Investments purchased an aggregate of 12,088,618 Ordinary Shares in a series of transactions, as described in Item 5 below. The aggregate purchase price of such 12,088,618 Ordinary Shares was approximately $97.4 million, all of which amount was paid by Delek Investments from Delek Group, which, in turn, provided such funds from its working capital.

Item 4.   Purpose of the Transaction.

                    On January 19, 2004, Dankner Investments Ltd., an Israeli company ("Dankner"), and Delek Investments entered into an agreement, pursuant to which: (1) Delek Investments will purchase from Dankner 5,433,685 Ordinary Shares, representing approximately 18.0% of the outstanding Ordinary Shares, in consideration for approximately $43.5 million (approximately $8.00 per Ordinary Share), and (ii) Dankner will grant to Delek Investments an option, exercisable within two years, to purchase from Dankner an additional 604,078 Ordinary Shares, representing approximately 2.0% of the outstanding Ordinary Shares, at the same price per share (the "Option"). In addition, Delek Investments agreed to provide a loan to Dankner in the amount of approximately $4.8 million for a period of up to two years. The transaction was subject to the fulfillment of a number of conditions, including the approval of the Israeli Ministry of Communications and the Israeli Cable Council, to the extent required. On February 25, 2004, Delek Investments completed the transaction and acquired 5,433,685 Ordinary Shares, constituting approximately 18.0% of the outstanding Ordinary Shares.

           In May 2004, the controlling shareholders of Dankner entered into an agreement with Delek Real Estate Ltd., an Israeli private company ("Delek Real Estate"), an affiliate of Delek Investments and a majority owned subsidiary of Delek Group, for the purchase of 87.5% of the issued share capital of Dankner. This transaction was completed on August 11, 2004.

             On September 2, 2004, Delek Investments exercised the Option and Dankner sold 604,078 Ordinary Shares to Delek Investments at a price per share of approximately $8.00, and at an aggregate price of approximately $4.8 million (by waiver of the loan referred to above in the principal amount of $4.8 million and accrued interest thereon in the amount of approximately $169,000). As a result of this transaction, Delek Investments held, as of September 2, 2004, 6,037,763 Ordinary Shares, constituting approximately 20.0% of the outstanding Ordinary Shares.

           In November 2004, Delek Real Estate commenced a tender offer in Israel to purchase all of the shares of Dankner not already owned by it. As a result of this transaction, which was completed on November 25, 2004, Dankner Investments became a private company, wholly owned by Delek Real Estate.

          On December 30, 2004, Dankner sold 6,050,855 Ordinary Shares, the remainder of its Ordinary Shares, to Delek Investments at a price per share of NIS 35.28 (approximately $8.1), and at an aggregate price of approximately NIS
213.5 million (approximately $49.1 million). As a result of this transaction, Delek Investments holds an aggregate of 12,088,618 Ordinary Shares, constituting approximately 40.0% of the outstanding Ordinary Shares.

           The 12,088,618 Ordinary Shares purchased by Delek Investments were acquired for investment purposes. The Reporting Persons intend to review on a continuing basis their investment in the Ordinary Shares and take such actions with respect to such investment as they deem appropriate in light of the circumstances existing from time to time. Such actions could include, among other things, purchasing additional Ordinary Shares by acquiring such Ordinary Shares in open market transactions, in negotiated transactions or otherwise, and discussing with the Company's management or other significant holders of the share capital matters related to the Company, including but not limited to, means of enhancing shareholder value. The Reporting Persons could also determine to dispose of the Ordinary Shares, in whole or in part, at any time, subject to applicable laws, by sale of such Ordinary Shares in open market transactions, in negotiated transactions or otherwise. The Reporting Persons may in the future also determine to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the Form Schedule 13D or otherwise change their investment intent. Notwithstanding anything contained herein to the contrary, the Reporting Persons specifically reserve the right to change their intentions at any time with respect to any or all of such matters, as they deem appropriate. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the Company's financial condition, business, operations and prospects, other developments concerning the Company and the business in which it operates generally, other business opportunities available to the Reporting Persons, other developments with respect to the business of the Reporting Persons, general economic conditions and money and stock market conditions, including the market price of the securities of the Company, and other relevant factors.

Item 5.    Interest in Securities of the Issuer.

The information given hereinbelow is based on 30,220,476 Ordinary Shares outstanding as of January 6, 2004, based on information received from the Company.

(a), (b) As of the date of this Schedule 13D, Delek Investments owns directly 12,088,618 Ordinary Shares, which constitute approximately 40.0% of the outstanding Ordinary Shares.

         Based on the foregoing, Delek Investments, Delek Group (by reason of its control of Delek Investments) are, and Mr. Itshak (Tshuva) Sharon (by reason of his control of Delek Group) may be deemed, the beneficial owners of, and may be deemed to share the power to vote and dispose, 12,088,618 Ordinary Shares, amounting, in the aggregate, as of January 6, 2004, to 40.0% of the outstanding Ordinary Shares.

         Except as described above, none of the Reporting Persons, nor to the best of their knowledge, any of the persons listed in Appendix A and Appendix B hereto beneficially owns Ordinary Shares other than through their holdings in Delek Group.

(c) Except as set forth in Item 4 above, which is incorporated herein by reference, none of the Reporting Persons, nor, to the best of their knowledge, any of the persons listed in Appendix A and Appendix B hereto, has effected any transaction in the Ordinary Shares since February 25, 2004.

(d) The information set forth in Item 6 hereof is incorporated herein by reference.

(e) Not applicable.


Item 6. Contracts, Arrangements or Relationships With Respect to Securities of the Issuer.

            In connection with the general credit lines that Bank Discount of Israel B.M. ("Bank Discount") agreed to provide to Delek Investments, Delek Investments executed on December 20, 2004, a Debenture in favor of Bank Discount (the "Bank Discount Pledge") to secure the amounts owed by Delek Investments to Bank Discount from time to time, including any guarantees, credits, interest and related expenses. Under the Bank Discount Pledge, 3,000,000 Ordinary Shares held by Delek Investments are pledged, among other assets, to the bank, including all cash dividends and other distributions on such Ordinary Shares. The bank is allowed to foreclose and exercise the pledge in several events or circumstances, such as default in payments by Delek Investments, change of control or liquidation thereof.

            In addition, in connection with the credit lines that Bank Leumi of Israel B.M. ("Bank Leumi") provided to Dankner (currently, a wholly owned subsidiary of Delek Real Estate, an affiliate of the Reporting Persons), Delek Investments executed on December 30, 2004, a Secured Debenture/Deed of Pledge in favor of Bank Leumi (the "Bank Leumi Pledge") to secure the amounts owed by Dankner to Bank Leumi from time to time, including any guarantees, credits, interest and related expenses. Under the Bank Leumi Pledge, 6,050,855 Ordinary Shares held by Delek Investments are pledged to the bank, including all cash dividends and other distributions on such Ordinary Shares. In addition, (i) the sale or other transfer of, or imposition of any other liens on, such pledged Ordinary Shares, and (ii) the voting of such Ordinary Shares at meetings of the shareholders, are prohibited without the prior consent of Bank Leumi. The bank is allowed to foreclose and exercise the pledge in several events or circumstances, such as a decrease in the value of the Ordinary Shares.

         The foregoing descriptions of the Bank Discount Pledge and Bank Leumi Pledge do not purport to be complete and are subject to, and qualified in their entirety by reference to, the full text thereof, filed as Exhibit 2 and 3 hereto, respectively.

            The information set forth in Item 4 hereof is incorporated herein by reference.

            Except as described in this Item 6, none of the Reporting Persons, nor, to the best of their knowledge, any of the persons listed in Appendix A and Appendix B hereto, are parties to any contract arrangement, understanding or relationship (legal or otherwise) with respect to securities of Matav, including but not limited to transfer or voting of any of the securities. Finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.      Materials to be Filed as Exhibits

             Exhibit 1.    Joint Filing Agreement.

             Exhibit 2. Debenture in favor of Bank Discount, dated December 20, 2004.*

             Exhibit 3. Debenture/Deed of Pledge in favor of Bank Leumi, dated December 30, 2004.*

             * Translated from Hebrew.



























                                    SIGNATURE

              After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                        DELEK INVESTMENTS & PROPERTIES LTD.


                                        By: /s/ Assaf Bartfeld
                                            ------------------

                                            Name:Assaf Bartfeld
                                            Title:Chief Executive Officer



                                        DELEK GROUP LTD.


                                        By: /s/ Assaf Bartfeld
                                            ---------------------

                                            Name:Assaf Bartfeld
                                            Title:Chief Executive Officer



                                        ITSHAK (TSHUVA) SHARON



                                        By: /s/ Itshak (Tshuva) Sharon
                                            --------------------------

                                        Itshak (Tshuva) Sharon


Date: January 20, 2005




















                                   APPENDIX A

     Executive Officers and Directors of Delek Investments & Properties Ltd.

The name, business or residence address, principal occupation and name, address and business of employer of each executive officer and director of Delek Investments are set forth below. Unless otherwise indicated, all of the following persons are citizens of Israel and their business address is c/o Delek Group Ltd., 7 Giborei Israel Street, Industrial Zone (South), Netanya 42504, Israel.

Name                           Position at Delek              Principal Occupation or Employment
                               Investments

Gavriel Last                   Chairman of the Board          Chairman  of  the  Board,  Delek  Group;   Director  of
                                                              several companies, including of Matav since August 2004


Assaf Bartfeld                 President and CEO              President  and CEO,  Delek  Group;  Director of several
                                                              companies, including of  Matav since June 2004

Ron Elroy                      Vice President and Director    Businessman


Yaakov Friedgoot               Director, Chief legal          Chief legal Advisor and Company secretary of Delek
                               Advisor and Company secretary  Group and subsidiaries, Director of several Delek
                                 Group companies

Ronel Ben-Dov                  Vice President                 Vice President, Delek Group
                               CFO






































                                   APPENDIX B

              Executive Officers and Directors of Delek Group Ltd.

The name, business or residence address, principal occupation and name, address and business of employer of each executive officer and director of Delek Group are set forth below. Unless otherwise indicated, all of the following persons are citizens of Israel and their business address is c/o Delek Group Ltd., 7 Giborei Israel Street, Industrial Zone (South), Netanya 42504, Israel.


Name                           Position at Delek Group     Principal Occupation or Employment

Gavriel Last                   Chairman of the Board       Chairman of the Board, Delek Group; Director of several
                                                           companies, including of Matav since August 2004


Assaf Bartfeld                 President and CEO           President and CEO, Delek Group; Director of several
                                                           companies, including of Matav since June 2004

Ronel Ben-Dov                  Vice President              Vice President, Delek Group

Moshe Amit                     Director
                                                           Chairman of Delek Group subsidiary company; Chairman of
                                                           Continental Bank; Director of several banks and companies, including of Matav since August 2004

Mazal Bronstein                Director                    Marketing real estate projects

Benjamin Davidai               Director                    Director of several companies

Shimon [Veig]                  External Director           Businessman

Haim Ferluk                    External Director           General Manager of Medical centers, Director of several
                                                           companies,



























                                    EXHIBIT 1

               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(K)(1)

         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it or him contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated:  January 20, 2005

                                       DELEK INVESTMENTS & PROPERTIES LTD.


                                       By: /s/ Assaf Bartfeld
                                           ---------------------

                                           Name:Assaf Bartfeld
                                           Title:Chief Executive Officer



                                       DELEK GROUP LTD.


                                       By: /s/ Assaf Bartfeld
                                           --------------------
                                           Name:Assaf Bartfeld
                                           Title:Chief Executive Officer



                                       ITSHAK (TSHUVA) SHARON


                                       By: /s/ Itshak (Tshuva) Sharon
                                           -----------------------------

                                       Itshak (Tshuva) Sharon

EXHIBIT 2. DEBENTURE (BANK DISCOUNT)

                            (Translated from Hebrew)

                                    Debenture
          Issued and executed in Netanya this 20th day of December 2004

         By:
         Name of Company:
                   Delek Investments & Properties Ltd, Company No. 52-003212-9
                    7 Giborei Yisrael, Netanya (hereafter: "the Company"
         In favour of: Israel Discount Bank Ltd (hereafter: "the Bank")

In accordance with the Company's instruments of incorporation and all other provisions empowering the Company in this respect, and in accordance with a resolution adopted by the Company on date _______________

Whereas The Company from time to time receives from the Bank credits, loans and other banking services and owes and also/or shall in future owe the Bank various amounts in accordance with such conditions as may be agreed from time to time in respect of any credit, loan and other banking services whatsoever (hereafter jointly and severally "the banking services")

And whereas:      It is agreed between the Company and the Bank that the Company shall secure all its debts and liabilities toward the Bank of any kind and type whatsoever as set forth hereafter.

This Debenture accordingly attests to the following: -

1.       Nature and volume of the Debenture, and the secured debts -

         This Debenture is given to secure the full and precise payment of all the amounts being and/or that shall be due to the Bank from the Company in any way, form, manner and for any reason whatsoever and without derogating from the generality of the aforesaid, whether the amounts are due from the Company in connection with the provision of the banking services or whether they are unrelated thereto, whether they are due from the Company or from the Company jointly with others, whether due currently or falling due in the future, whether payable prior to realisation of the security given pursuant to this Debenture or thereafter, whether due in a particular manner or conditionally, whether due directly or indirectly or otherwise, whether due from the Company as principal debtors or whether due from Company as guarantor (either on notes or otherwise) or as endorser or as a result of any other undertaking of the Company for the debts and/or liabilities of another or others to the Bank, and all of the aforesaid in unlimited amount.

         Together with interest at the maximum rate on such amount and together with commissions, other Bank charges, additional amounts deriving from linkage conditions (due to linkage of the principal and/or the interest to the currency exchange rate or to the Consumer Price Index or to any other index) and, in addition, all expenses for payment of which the Company is liable pursuant to this Debenture,. All the aforesaid amounts are hereafter to be referred to, jointly and severally, as "the secured amounts").

2.       Repayment of the secured amounts -

         The Company hereby undertakes to clear the secured amounts and any portion thereof to the Bank punctually and one the due dates thereof as agreed or as shall be agreed from time to time and if no payment date has been agreed - that due date shall fall forthwith on first demand of the Bank

         The Bank shall not be obliged to accept any payment from the Company or from others on account of the secured amounts whose due date has not yet arrived (as such date is agreed between the Bank and the Company and if not such date was agreed - upon first demand of the Bank as aforesaid) neither the Company and/or any other person shall be entitled to repay the secured amounts prior to the due date thereof as aforesaid, nor shall they have any other right vesting pursuant to the provisions of Clause 13 (B) of the Pledge Law 5727 -1967 or any provision that may be enacted in any amendment or as substitute for the aforesaid provisions.

3.       Conditions for computing and attributing interest -

         The Bank shall be entitled to carry to the debit of the Company's accounts interest at a rate agreed and or that shall be agreed from time to time and, absent such agreement, interest at the maximum may as shall be in effect from time to time.
         The Bank shall be entitled to add the interest at the maximum rate thereof to the principal on a monthly, quarterly or other basis and subject to agreements between the Bank and the Company. The Bank shall also be entitled, wherever there vests in the Bank the right to realise the security pursuant to this Debenture, to increase the interest rate up to arrears interest at the maximum rate permitted at that time and all without need to serve prior notice.

4.       The mortgaged assets-

         As security for the full and precise extinguishment of all the secured amounts and by virtue of the Companies Ordinance (New Wording), 5743-1983, The Companies Law, 5759-1989, the Pledge Law 5727-1967, the
         Assignment of Obligations Law 5729-1969 and any other law as may be in force from time to time, the Company hereby mortgages and pledges under a fixed charge and/or a perpetual pledge and/or a first ranking floating charge and the Company also assigns to the Bank in by way of assignment as a first ranking lien:

         4.1 All moneys and/or rights and/or proceeds and/or interest and/or receipts and/or revenues and/or considerations and/or securities and/or shares of any kind and type whatsoever and/or all transactions within the frame-work of the Bank's "trading floor" and/or within any other Bank framework and/or all rights in respect of such transactions, including and without derogating from the generality of the aforesaid, 3,000,000 ordinary shares of NIS 1. n.v of Matav-Cable Systems Media Ltd. Company No. 52-004007-2 being and/or that shall be on deposit and/or standing and/or that shall stand to the Company's credit in all deposits and/or in all accounts of any kind and type whatsoever and/or in all transactions and/or in connection with all acts of any kind and type whatsoever taking place and/or that shall take place, currently extant or existing in future in the Bank in the condition thereof as is today and/or as shall be from time to time and at any time according to the Bank's records in this matter at any time whatsoever; inter alia (and without derogating from the generality of the aforesaid in this deed) Accounts No. 139688 and/or 389-139688 being maintained and/or that shall be maintained in the name of the Company at the Bank's Head Office (Branch No. 010) in Tel-Aviv in any format and/or addition of digits and/or modification and/or replacement of digits and/or in any other account and/or other deposit and/or plan and/or loan and/or account deriving from and/or annexed to and/or related to and/or secondary to and/or arising from/to the aforesaid accounts, as is today and/or as shall be and/or as shall be opened in the name of the Company at the Bank from time to time and at any time according to the Bank's records at any time, whether in the aforesaid numbers or in other and/or additional and/or different and/or derivative and/or adjacent and/or resultant numbers and/or in any other shape or form and in as determined at any time by the Bank in this matter, and the interest attributed in respect thereof and also all the rights in respect there and including - the consideration, the rights, the benefits, the proceeds, the revenues, arising and/or that shall arise from the aforesaid accounts - which the Company has made and/or delivered and/or deposited with the Bank in the aforesaid accounts and/or which the Company shall make and/or deliver and/or deposit wit the Bank from time to time in the aforesaid accounts and/or in connection with the aforesaid accounts in the condition thereof as is, throughout the term of validity of this Debenture and upon the making and/or delivery and/or deposit thereof, all the aforesaid amounts and/or rights and/or securities and so forth shall be deemed and shall be mortgaged and pledged to the Bank under a fixed charge and pledge and/or under a general floating charge and/or in assignation by way of lien to credit and in favour of the Bank - and all being first ranking, sole, exclusive and subject to rights of lien and set-off to credit of the Bank.

         4.2 Wherever, for any reason whatsoever, the said moneys and/or securities and/or shares and/or rights and so forth in the aforesaid accounts, and/or in connection with the aforesaid accounts, which shall stand to credit of the Company, are transferred to some other account and/or to some other deposit of the Company's with the Bank (hereafter: "the deposit" or "the transferee account"), the terms of this Debenture shall continue to apply also in relation to moneys transferred as aforesaid, and the moneys of the deposit and/or the transferee account, in the amounts transferred and the proceeds thereof and/or the consideration thereto shall to all intents and purposes be deemed to be the moneys of the aforesaid deposits and/or accounts. The Bank shall be entitled to debit the deposit and/or the transferee account with any sum, in the amount of the sums transferred to it as aforesaid and to transfer it to the deposit - all whether the deposit and/or the transferee account shall be in credit or become debitory as a result of such debiting. It is hereby stated that the aforesaid shall apply in every case of additional transfer/s.
         4.3 Wherever, for any reason whatsoever, the numbers of the aforesaid accounts are modified, the import of this Debenture shall be deemed to relate also to the other account and/or deposit under the new number/s thereof.

         4.4 The rights of pledging and/or mortgaging and/or assignation by way of lien as set forth in this Debenture shall also apply to, inter alia, all of the following:

                  4.4.1     All the securities, of any kind and type whatsoever
                            - both those included within the definition of securities in Section 1 of the Securities Law, 5728-1968, and all the other securities, including securities issued by the Government or in accordance with special laws, both extant and such as shall be owned by the mortgagors - including the securities standing and/or that shall stand to credit of the mortgagors with the Bank in accounts maintained at the Tel-Aviv Head Office (Branch No. 10) of the Bank.

                  4.4.2 All the securities, as per sub-paragraph 4.4.1 aforesaid, that are carried, from time to time, subsequent to the execution of this Debenture, to credit of the aforesaid accounts.

                  4.4.3 All the other assets - whether eligible or held - the records respecting which are kept or will be kept at the Bank in the framework of the aforesaid accounts.

                  4.4.4 All the securities and other assets aforesaid - including the securities and assets enumerated in sub-paragraphs 4.4.1, 4.4.2 and 4.4.3 aforesaid, which shall stand, from time to time, to credit of the Company in any deposit and/or other account as follows:

                  4.4.5 All the rights the Company has and shall have in respect of and in connection with the securities and the other assets as per sub-paragraphs 4.4.1, 4.4.2 and 4.4.3 aforesaid.

                  4.4.6 All the rights the Company has and shall have in respect of and in connection with the accounts and/or the deposits aforesaid and in respect of any other deposit/s and/or account/s as aforesaid.

                  4.4.7 The whole consideration and all of the rights the Company has and shall have under any law and/or agreement in connection with any transactions in financial instruments and futures of various types and, inter alia, future transactions and also future barter transactions in foreign currency, forward, foreign currency/shekel forward transactions, cross swap transactions, purchase and/or sale of rights, while forming contractual engagements for future transactions, transactions in securities, in interest rates, purchase and writing of options, exchange rate assurance, index rate assurance and so forth.

                  4.4.8 All the securities, the other assets and the rights as per sub-paragraphs 4.4.1, 4.4.2 and 4.4.3, 4.4.4,
                            4.4.5, 4.4.6 and 4.4.7 aforesaid, including (and without derogating from the generality of the aforesaid) all the revenues, the proceeds, the considerations and the receipts that the Company has and/or shall have at any time whatsoever in respect of and/or in connection with the securities and/or the other assets and/or the accounts and/or the deposits referred to heretofore and hereinafter, in this deed, shall hereafter be referred to as "the securities" and the accounts and/or the deposits aforesaid and any other deposit and account as per sub-paragraph 4.5 hereafter shall hereinafter be referred to jointly and/or severally as "the account" and/or "the deposit"; any of the securities deposited with the Bank or that shall be delivered or transferred to the Bank - or that shall be placed or recorded to credit of the Bank with any concern - in order that the Bank, for its part, should credit the deposit in respect thereof, shall be deemed as standing to credit of the Company in the deposit from time of delivery, deposit, transfer or recording aforesaid.

         4.5 Wherever, for any reason whatsoever, all or any of the securities standing to credit of the deposits and/or the accounts aforesaid are transferred to credit of any other deposit and/or account of the Company with the Bank, the conditions of the Debenture shall continue to apply also in relation to the securities so transferred pro rata to all securities standing from time to time to credit of the other deposit and/or account; and the same applies in every instance of additional transfers.

                  Likewise, wherever, for any reason whatsoever, the number of the deposit and/or account is changed, the import of this Debenture shall be deemed to apply also to the deposit and/or account under the new number.

         4.6 The Company hereby warrants that the securities (in whole or in part) are not and shall not be mortgaged and/or attached to credit of anyone else, and that no limitation nor condition applies or shall apply, either statutorily and/or under any agreement, on the transfer of ownership therein, or on the mortgaging or pledging thereof.

         4.7 The pledge and lien pursuant to the Debenture shall apply, inter alia, also to any right to compensation or indemnity the Company may have vis-a-vis any third party (including the Bank) by reason of loss of securities, injury thereto or forfeit thereof, and also on the consideration thereto and/or the redemption thereof and/or the revenues and/or proceeds thereof and/or of the substitute of the securities and/or any portion thereof, whether consolidated with the other securities and/or assets or split off therefrom, whether found in a deposit or in any other account.

         4.8 In connection with the pledged assets - moneys and/or securities - enumerated above, the Company hereby undertakes:

                  4.8.1 To cause the ratio between the value (as assessed by the Bank) of the securities standing to credit of the deposit, and the unpaid balance of the secured amounts according to the Bank's records, to be as the Bank shall from time to time determine;

                  4.8.2 Without derogating from the generality of the aforesaid in Clause 4.4 with all sub-paragraphs thereof, and in addition thereto, the Company undertakes hereby that the value (as assessed by the Bank) of the collateral for the securities shall be not less than the highest debit balance of the secured amounts pursuant to this Debenture as created and/or as standing at any time together with appropriate margin as determined by the Bank and in accordance with the procedures and rules in effect and customary with the Bank as shall be in force from time to time and at any time, and all in accordance with the Bank's records and assessments and also with the Bank's decision and the procedures in effect and customary with the Bank in this matter as shall be in force from time to time.

                  4.8.3 Wherever the value of the securities standing to credit of the account and/or the deposit and/or the value of the monetary accounts is not as per Clauses 4.4 and/or 4.5 aforesaid - then the Company hereby undertakes either to deposit and place to the credit of the account and/or the deposit collateral or other securities and also additional amounts in the monetary accounts the value and nature of which shall be satisfactory to the Bank, or to issue the Bank with other additional collateral to the satisfaction of the Bank, all at first demand of the Bank.

         4.9 In relation to everything contained and set forth in this deed hereintofore, the Bank's records, decisions and determination shall determine, prevail and be decisive in this matter as shall be in force from time to time and at any time.

                  (Hereafter: "the mortgaged assets")

         4.10 The Company hereby confirm that the security hereby given constitutes a lien pursuant to the Companies Law 5759-1999,and a pledge pursuant to the Pledge Law 5727 - 1967, and is made by virtue of the aforesaid laws and by virtue of any other law existing at the time in Israel and validating it, while the security hereby given exists in its own right pursuant to each of the aforesaid laws and is realisable under all of them jointly and each one of them severally.

5.       The Company's warranties in respect of the mortgaged property -

         The Company hereby warrants that the mortgaged assets are under its sole ownership and possession and that there does not exist on the mortgaged assets or on its plant, or property or other assets any attachment, lien, pledge or mortgage other than the liens set forth with the Registrar of Companies on date of execution of this Debenture.

         The Company likewise warrants that no limitation or condition exists by agreement or otherwise, being applicable to the transfer of ownership on the mortgaged assets or any portion thereof, or on the mortgaging thereof, and that the Company is entitled to mortgage and to pledge the mortgaged assets.

6.       Prohibition against the creation of liens -

         The Company undertakes hereby not to create, without the Bank's prior written consent, any other lien or pledge of any kind and type whatsoever, on the mortgaged assets, in whole or in part, in right that shall be precedent or equal or subsequent to the rights vesting in the Bank pursuant to this debenture.

7.       Notice of attachment

         The Company shall notify the Bank forthwith of any instance of the imposition of an attachment on the mortgaged assets, and shall also notify the party imposing the attachment of the lien I favour of the Bank, and shall take, at its expense, forthwith and without delay, all means for the lifting of the attachment.

8.       Independence and perpetuity of the security pursuant to this debenture

         The security given to the Bank pursuant to this debenture shall serve as perpetual security; and if the Bank has received or shall receive, at any time, any other or collateral security from any person of entity whatsoever, either to secure the secured amounts, in whole or in part, or to secure other or additional amounts, then the security hereby given shall be additional to such other or collateral security and independent thereof and shall not affect them or be affected by them and this debenture shall always serve as perpetual and recurrent security notwithstanding the arrangement of the Company's accounts, in whole or in part.

9.       Validity of the debenture

         9.1 This debenture shall remain fully valid and shall secure all the debts and/or liabilities of the Company toward the Bank up to the limit of the amount secured by this debenture until the Bank delivers to the Company a written declaration executed by the Bank to the effect that this debenture is null and void.

         9.2 This debenture, as being perpetual and recurrent security, shall secure, inter alia, also automatically renewable debts and/or liabilities

         9. 3 Even if the total debts and/or liabilities of the Company vis-a-vis the Bank

                  Shall be reduced from time to time to beneath the limit of the amount secured by this debenture, this debenture shall continue to secure all the debts and/or liabilities of the Company vis-a-vis the Bank up to the limit secured by this debenture.

10.      The Bank's right in case of compromise or agreement -

         If the Bank reaches a compromise or allows an extension of other concession to the Company and/or to others for which the Company is a guarantor or has given an undertaking or is liable vis-a-vis the Bank or in any other shape, form and manner (the Company and the others to which the Company is a guarantor or has given an undertaking or is liable vis-a-vis the Bank as aforesaid shall hereinafter in this Clause alone and separately be referred to as "the debtors"). If the Bank modifies the liabilities of the debtors or any of them in connection with the secured amounts or in connection with other amounts, and if the Bank shall replace or renew, amend, refrain from upholding or realising any collaterals whatsoever which it holds or shall hold for the debtors or any of them (securing the secured amounts or other amounts) and/or shall cause the expiry of guarantee or the non fulfilment of the obligation by the debtors, then, without prejudice to the other rights the Bank has or shall have toward the debtors of any of them, pursuant to this debenture or otherwise - these things shall not impinge on the Company's undertakings pursuant to this debenture and the collateral given to there Bank hereunder, which shall remain fully valid.

11.      Mortgaging of moneys, set-off and lien -

         Without prejudice to other rights of the Bank, the Bank shall have right of set-off on all the moneys being present to it at any time whatsoever to credit of the Company in any account whatsoever and the Bank shall also have right of possession, Banker's lien, and lien on all the moneys present to it at any time to credit of the Company in any account whatsoever and also on the notes and other negotiable and/or transferable instruments of various types, securities of various types and the various other collaterals being and/or that shall be present to it, that stand and/or shall stand to credit of the Company with the Bank in any manner or form or way including those delivered or that shall be delivered to it for collection and/or for security and/or for safekeeping and on the consideration thereto.

12.      Automatic renewal

         As long as this deed remains valid, the Company irrevocably undertakes to give the Bank - in advance or from time to time - written instructions for the renewal of the deposit and the deposit moneys. The Company hereby agrees that wherever, for any reason whatsoever, the Company fails to issue a renewal order as stated or, in contravention of its previous renewal order, issues such renewal order or, in contravention of its previous renewal order issues a withdrawal order on the moneys of the deposits or any portion thereof on repayment date thereof; then the Bank shall from time to time renew the pertinent deposit for a further period identical to the period having concluded prior to the renewal and on interest and/or linkage conditions that shall be in effect with the Bank at that time in respect of deposits of that type and of such amount. But if, at that time, no such deposit is in effect with the Bank, then the moneys shall be deposited from time to time in an interest bearing deposit (a shekel deposit or a deposit in the currency of the deposit, all according) for a period similar to the period concluded prior to the renewal and on the interest and/or linkage conditions that shall be in effect with the Bank at that time in respect of deposits of such type and such amount, or, at the Bank's discretion, for the shortest period being in effect with the Bank at that time in respect of our clients' deposits, (shekel deposits or deposits in the currency of the deposit, all according). The Company is aware that wherever the Bank renews deposit moneys by virtue of this Clause, information shall be made available to the Company concerning the interest rates and/or linkage conditions of the moneys of the renewed deposit at the Bank branch at which such deposit is maintained.

13. Utilisation by the Bank of the Company's moneys, notes and other instruments

         The Bank shall be entitled at all times and from time to time to make some use of all the moneys, the notes, the instruments, the securities and the other collateral aforesaid including the collection and sale thereof at any price and on whatsoever conditions as the Bank shall deem fit, and from time to time to use all or part of the consideration obtained consequent on or in connection with such use and/or collection and/or sale, for the partial or full clearance of the secured amounts. In order so to proceed, the Bank shall be entitled to resort to any legal or other measures it may deem necessary.

         All expenses involved in the use and/or sale and/or legal measures aforesaid shall be borne by the Company and the Bank shall be entitled to debit the Company's account in respect thereof; and the aforesaid expenses shall likewise be secured by the collateral included in this debenture.

14.      Notes

         Wherever notes are collected by the Bank, the Bank shall be entitled to transfer and to discount the notes with others, to take all legal or other measures for the purpose of collecting the notes, to debit the collection expenses to the Company's account, and to reach a compromise with the signatories, the endorsers, or the guarantors, or to make any waivers in their regard, to accept partial consideration from them and from time to time to use the consideration of the notes for full or partial clearance of the secured amounts.

         The Company hereby exempts the Bank from all obligations of such note and, inter alia, from obligation of presentation, protest and notice of dishonour, and the signatures, the endorsements and the guarantees on the notes shall remain valid until clearance of the notes without need for any formalities whatsoever.

         The Bank is not obliged to take any steps whatsoever in connection with the notes and/or in connection with the collective and shall not be liable for any damage related thereto The Company moreover hereby waives in advance any plea of prescription in connection with the notes either as endorser or otherwise.

15.      Authorization to debit the Company's account

         The Bank shall be entitled from time to time at its sole discretion and as it may deem fit to debit any of the Company's accounts whatsoever in the secured amounts or any portion thereof. The Bank shall be entitled at its sole discretion from time to time to carry any amount having been or that shall be received (prior to the due date of all or any of the secured amounts, or on due date thereof or subsequent thereto, in any manner, form and way, from and/or for and/or on account of the Company and/or by realisation of any right and/or any security being and/or that will be found in possession of the Bank) to any account that the Bank deems fit and/or on account of any amount being and that shall be due to the Bank and /or on account of the interest and/or the principal and/or damages and/or expenses and/or the commissions and/or linkage increments or partly one way and partly another, and to transfer any amount standing to the Company's credit in any account whatsoever to any other account it may deem fit.

         The Bank may at all times sell foreign currency amounts held with the Bank to credit of the Company and may also collect increments and grants payable to the Company incidental to the sale of the foreign currency.

16.      Call for immediate repayment

         Without derogating from the Bank's rights as provided by this debenture and/or under any agreement and/or instrument and/or any obligation for which the Company is liable and/or shall become liable toward the Bank and, in addition to the foregoing, the Bank shall be entitled in any of the following instances to demand from the Company the immediate repayment of the secured amounts in whole or in part (whether or not the due date thereof shall have arrived) on first demand. As stated, the secured amounts shall become repayable forthwith and shall bear interest at the maximum rate until the fully actual clearance thereof and the Company undertakes to pay them to the Bank forthwith on such demand, all in the following instances:

         16.1 If the Company fail to pay the Bank on due date as agreed between the Bank and the Company any amount being due to the Bank from the Company at the time designated for payment there.


         16.2 If the Company fails to pay the Bank forthwith, on first demand, amounts respecting which no due date has been agreed and payment whereof the Bank has required of the Company.

         16.3      If the Company discontinues payment of its debts.

         16.4 If an event should occur or a condition come about being by way of a breach according to the conditions of any undertaking of the Company's and/or agreement and/or instrument whereby the Company is and/or shall be bound toward any person and/or corporation and/or body and/or concern and or third party (cross-default).

         16.5 If the Company shall be in breach of or fail to fulfil one or more of its undertakings or of the conditions and provision of this debenture.

         16.6 If it should transpire that any warranty/ies of the Company under this debenture is incorrect and/or partial and/or inaccurate.

         16.7 If a liquidator and/or receiver and/or receiver and administrator and/or temporary and/or permanent liquidator are appointed on the Company's business or property or any portion thereof, and/or if an application for liquidation is filed against the Company and/or if liquidation and/or receivership proceedings are taken against the Company.

         16.8 If any attachment whatsoever is imposed on the Company's assets or any portion thereof, and/or on any of the collaterals given to the Bank and if this state of affairs is not corrected within 30 days.

         16.9 If a liquidator and/or a receiver, and/or receiver and administrator and/or temporary and/or permanent liquidator should be appointed on the business or assets of the pledgors or an any portion thereof and/or if and/or if an application for liquidation is filed against the Company and/or if liquidation and/or receivership proceedings are taken against the pledgors.

         16.10 If a request is filed for a compromise or settlement or for an order for stay of proceedings against the Company under the Companies Law, 5759-1999, or under any addition or other law that may substitute for that law.

         16.11 If any change takes place in the control of the Company and/or in the holdings of the Company's authorized and issued share capital - and all as against the existing situation - whether by means of voluntary transfer of shares or otherwise, whether as transferee Company or as transferor Company or as spin-off Company and/or if any restructuring whatsoever takes place in the Company and/or if acts of dilution and/or merger and so forth are taken in the Company and/or if the Company's name is stricken out of any statutorily maintained register and/or if it transpires that the Company's name is due so to be stricken out.

         16.12 If the number of the Company's shareholders or the number of members constituting the Company shall be less than the minimal number required by law.

         16.13 If the value of the collaterals given to secure payment of the secured amounts changes for the worse or if any change takes place therein being such as to affect the prospects of recovering payment therefrom or on the solvency of the guarantors on behalf of the Company and/or of any party whatsoever to notes, instruments, securities having been or that shall be delivered to the Bank as security, including in case of death, liquidation, receivership, Bankruptcy, arrest, or departure from Israel by an guarantor and/or a party to the notes and/or to the instruments and/or to the securities aforesaid.

         16.4 If any event shall have taken place being liable to adversely affect the financial capability of the Company and/or of its shareholders.

         16.5 If the mortgaged assets or any portion thereof shall be seized, confiscated, destroyed, burned, depreciate in value or be lost.

         16.6 In cases of any charge/s of the Company to the Bank originating in the sponsorship of any person, body or authority whatsoever having been empowered so to sponsor - if the Bank is required by such sponsor to demand repayment of the secured amounts of even to pay them to such sponsor itself.

         Notwithstanding all the aforesaid, under circumstances of especial urgency, where the Bank is liable to sustain damage as a result of a waiting period and/or extension allowed as aforesaid - the Bank shall be entitled to act and to realise its rights forthwith and without any delay or waiting period whatsoever.

17.      Collection of the secured amounts

         In every one of the instances enumerated in Clause 16 aforesaid, the Bank shall be entitled to use whatever means it deems fit in order to collect the secured amounts, whether or not the due date of such amounts or any portion thereof has arrived, and especially, and without derogating from the generality of its rights vis-a-vis the Company pursuant to this debenture and also/or statutorily and also/or under any agreement, note or other instrument, the Bank shall be entitled to realise the collateral given pursuant to this debenture by appointing a receiver and/or a liquidator and/or a receiver and administrator, who shall be deemed to be the Company's attorney and whose powers shall be, inter alia, as set forth hereafter, all without the Bank being previously obliged take any legal measures whatsoever to execute and implement any of its rights against the Company and/or against others or to realise other collateral being or that shall be in the hands of the Bank:

         17.1 To receive the assets mortgaged pursuant to this debenture nto its possession, in whole or in part.

         17.2 To sell or to consent to the sale of the assets mortgaged pursuant to this debenture, in whole or in part, or to transfer same in any other manner under such conditions and in such way as it may deem fit.

         17.3 To make any other arrangements in relation to the assets mortgaged pursuant to this debenture, in whole or in part, as it may deem fit.

18.      Order of attribution of amounts

         All amounts collected by the Bank or by the receiver or by the receiver and administrator shall serve for clearance of the following amounts in order thereof:

         18.1 Expenses occasioned by the appointment of the receiver or the receiver and administration or by his acts, including his salary as agreed between him and the Bank.

         18.2 All other expenses, bank debits and interest in the maximum rate being due to the Bank including additional amounts due by reason of linkage of the interest.

         18.3 All the amounts due to the Bank as principal, including additional amounts due by reason of linkage of the principal.
                   .

19.      Payment of balance of the secured amounts

         If the net redemption amount in case of realisation of the mortgaged assets does not suffice to cover the secured amounts, the Company hereby undertakes to pay the Bank the difference, on first demand.

         If, on disposal of the mortgaged assets, the due date of the secured amounts or any of them has not yet arrived or if the secured amounts or any of them are due to the Bank on a contingent basis only, the Bank shall be entitled to deduct from the proceeds of the sale a sufficient amount to cover such amounts and the amount collected shall be mortgaged to the Bank for the security there and shall remain in the hands of the Bank until clearance thereof.

20.      Report on the Company's business position

         The Bank shall be entitled at all times to demand and receive from the Company, at the Bank's first demand, a report on the Company's business position (balance sheet for the past period), and the Company hereby undertakes regularly to keep, in its business, orderly books of account that shall always be open to inspection by the Bank.

21.      The Bank's books

         The Bank's books, ledgers and accounts shall be deemed reliable by the Company and copies of the accounts under hand of the Bank shall serve as prima facie proof against the Company in all matters arising from or pertaining to this debenture an/or the volume of the secured amounts.

22.      The Company's address

         The Company's address is as specified at the beginning of this debenture or any other address in Israel whereof the Company shall notify the Bank in a letter by registered mail and receipt whereof the Bank shall have confirmed in writing. Any notice sent to the Company by the Bank by regular mail at the aforesaid address - shall be deemed duly received by the Company in accordance with ordinary postal arrangements. A written declaration from the Bank regarding the mailing of notice and when mailed - shall be deemed preponderant evidence against the Company as regards the time and the mailing referred to therein.

23.      Delay in exercise of the Bank's rights

         The Company agrees that wherever the Bank does not exercise or delays making use of its rights arising from this debenture or related hereto, such omission or delay shall not be construed as a waiver of such rights or as any admission whatsoever on the part of the Bank or as any precedent whatsoever, either in respect of the instance in which the Bank could have used such rights or in respect of any instance thereafter, and the Bank is entitled to exercise the rights arising from this debenture and/or related hereto and/or from the Law whenever it may deem fit.

24.      Construction of terms

         In this debenture: -

         24.1 The recitals to this debenture constitute and integral part hereof.

         24.2 The term "the Bank" includes each and every one of the Bank's branches existing on date of this deed and/or that shall be opened anywhere else in the future, and the Bank's assigns and its attorneys.

         24.3 The singular number includes the plural and vice versa and the masculine gender includes the feminine and vice versa, except where otherwise indicated by the context.

         24.4 The term "interest at the maximum rate" and also the term "arrears interest at the maximum rate" wherever appearing in this instrument, shall have the following meaning: -

                   24.4.1 In respect of any of the secured amounts falling or that shall fall due to the Bank on account of debt of the type respecting which or on arrears in the clearance of which any legal enactment provides for a maximum interest rate, interest at the maximum rate permitted under such legal enactment.

                   24.4.2 In respect of any of the secured amounts falling or that shall fall due to the Bank on account of debt of the type respecting which or on arrears in the clearance of which no legal enactment provides for any maximum interest rate - the highest interest rate that shall be in effect with the Bank in respect of deviation from an authorized credit line.

                              24.4.2.1 It is hereby warranted that the term "interest at the highest rate in effect with the Bank at that time in respec of deviation from an authorized credit line" means - interest at the highest rate that the Bank customarily collects from time to time from its clients in respect of overdraft together with special incremental interest at the highest rate that the Bank customarily collects from its clients from time to time when they deviate from an authorized credit line.

                              24.4.2.2 The Bank's written confirmation as to the highest interest rate aforesaid being in effect with the Bank in a period or periods to which such rate relate - shall serve as sufficient proof against the Company.

                   24.4.3 Notwithstanding sub-paragraph 24.4.2 aforesaid, if the court shall award interest and/or linkage differences in accordance with the Award of Interest and Linkage Law 5721-1961 - as shall be in force from time to time or under any other law that may substitute for same - and the amounts of interest and/or the linkage differences aforesaid shall exceed the highest interest rate in effect with the Bank at that time in respect of deviation from an authorized credit line - in such instance there shall take effect, commencing from the date stipulated by the court, the interest rate and/or the linkage differences rates as awarded by the court.

         24.5 If this debenture was issued in favour of the Bank by two or more legal entities, they shall be jointly and severally liable, and all undertakings of the members pursuant to this debenture shall be deemed as undertakings of all the members jointly and severally and any reference to the term "the Company" in this debenture shall be construed as including and referring to all the companies and also/or any of them and also their assigns or attorneys. If this debenture was issued in favour of the Bank by a single legal entity - it shall be deemed couched in the singular number.

25. Amounts denominated in Israeli currency and foreign currency and the conversion thereof

         To dispel any doubt, it is hereby warranted that amounts being and that shall be due to the Bank and that were secured pursuant to this instrument, may be denominated both in Israeli currency and in foreign currency, and for the purpose of the collection and repayment of such amounts, the Bank and/or the receivers and/or or the receivers and administrators and/or the liquidators and/or the trustees of the Company/the mortgagor/the pledgors - all according - are entitled to convert the Israeli currency standing at their disposal into the foreign currency required for the full or partial settlement of those amounts that are denominated in foreign currency and also vice versa: to convert foreign currency into Israeli currency for the full or partial settlement of secured amounts that are denominated in Israeli currency, and all at the official exchange rates existing in Israel on the making of such conversions. For the purpose of this Clause:

         "The official exchange rate" - means - in respect of the time at which there exists a statutory limit on the free use of foreign currency in Israel - the buy or sell rate, all according, as published by the Bank of Israel per requisite foreign currency unit, together with the Bank commission for such transaction.

26.      Substantive law and venue

         26.1 This debenture shall be construed according to and in accordance with the Laws of the State of Israel.

         26.2 The parties hereby agree that the sole jurisdiction from the aspect of local jurisdiction vests solely in the competent court (from the aspect of substantive and material jurisdiction) in Tel-Aviv - Jaffa.

27.      Waiver of notices

         The Company hereby waives official and/or other notices in connection with breach of the conditions of its undertakings in all matters pertaining to this debenture.

28.      Transfer of the debenture

         The Bank shall be entitled at all times, without needing the consent of the Company and/or of others, to transfer this debenture and the rights hereunder to another, in whole or in parts, including the securities hereunder, and any transferee shall likewise be entitled to transfer the debenture and the rights hereunder to another in the same manner without required the consent of the Company and/or the consent of others.

29.      Payment of expenses

         All expenses involved in the formulation of this debenture and the execution hereof and also the expenses involved in the stamp duty hereon and/or the registration hereof and/or execution and realisation of the collaterals contained herein, and all expenses involved in the invoking of the Bank's rights pursuant to this debenture, payment of taxes and other payments in respect hereof and also all other such expenses as are defrayed by the Bank in connection with the use of any other security being in the hands of the Bank and/or the filing of any claim whatsoever against the Company severally or the Company jointly with others for the purpose of collecting any amounts whatsoever owed by the Company to the Bank pursuant to this debenture, including lawyers fees at the rate agreed between the Bank and its attorney - shall be paid by the Company to the Bank on first demand together with interest at the maximum rate from date of demand to full settlement and until clearance they shall be secured by the collaterals hereby given.

30.      Execution of instruments

         The Company undertakes to execute any instrument and any form as required by the Bank if and to the extent that under all or any of the laws of the State of Israel there does exist or will exist at the Bank's sole discretion a need for the Company's execution of any instrument or form in order to fully validate or preserve the full validity of this debenture and all the provisions hereof.

31.      Interpretation in case of contradiction

         It is hereby agreed between the parties that the headings does not form prt of the conditions of this debenture and the discourse of this deed is not to be construed in accordance therewith. The full wording of the conditions of this debenture is determinant.

               In witness whereof the parties have set their hand

         Stamped: Delek Investments and Properties Ltd.

                  -----------                                 -------------
                  The Company                                  The Bank

EXHIBIT 3. DEBENTURE/DEED OF PLEDGE (BANK LEUMI)

                            (Translated from Hebrew)

                       Secured Debenture / Deed of Pledge
             (Pledging of shares and the rights in respect thereof)

        Executed this 20th day of the month of December in the year 2004

By: Delek Investments & Properties Ltd., Registration Number: 52-0032129
       Whose address for the purpose of this Deed of Pledge is: ________________

                                                    (Hereafter: "the Pledgors")

In favour of:     Bank Leumi LeIsrael BM
                                                     (Hereafter:  "the Bank")


                        And does attest to the following:

1.       The secured amounts

         1.1 This secured Debenture / Deed of Pledge (pledging of shares and rights in respect hereof) (hereafter: "the Deed of Pledge") is given to secure the full and precise payment of all the amounts - whether in Israeli currency or in foreign currency or in consideration of foreign currency - principal, interest of any type whatsoever, including interest at the maximum rate (including linkage differences or exchange rate differences, if any, consequent on the linkage of the principal and the interest or either one of the them to any rate of exchange or to the Consumer Price Index or to any other index), commissions, bank charges and expenses of any type whatsoever - being or that shall be due or that may become due to the Bank from Dankner Investments Ltd., Public Company No. 520033820 (hereafter: "the Debtors") on account of, in respect of or in connection with:

               1.1.1 Loans, overdrafts, credit and any banking services whatsoever;

               1.1.2 Liabilities and guarantees, of any type whatsoever, of the Debtors vis-a-vis the Bank or in favour thereof.

               1.1.3 Notes under hand, endorsement or guarantee of the Debtors, such as have been delivered or shall be delivered to the Bank by the Debtors and/or by others;

              And all whether the aforesaid amounts, in whole or in part, are or shall be due under the personal names of the Debtors or under their business name or under any other name, whether in accordance with their current composition or in accordance with any other composition, whether all or any of the aforesaid amounts are due or shall be due from the Debtors alone or whether they are due or shall be due from the Debtors jointly with another/others, whether the due date thereof has arrived or whether the due date thereof is in the future, whether such amounts are or shall be due in accordance with any contingent liability (including the Debtors' liabilities in connection with Bank guarantees, letters of indemnity, letters of credit and documentary credits) or whether they are or shall be due in accordance with any other indebtedness, whether they are or shall be due in accordance with any indebtedness originating in banking business/es or whether from any other sources, whether or not the aforesaid amounts, in whole or in part, were formed by judgments of a court or of a tribunal, whether their due date is before or after the realisation of this Deed of Pledge; and all with no limit on the aggregate amount

              And in addition to the aforesaid, commissions, other bank charges and all other expenses and amounts for payment of which the Debtors are or shall be liable pursuant to the terms of this Deed of Pledge and/or in respect hereof, including the interest as per Clause 2.1 hereafter (the aforesaid amounts are hereinafter to be referred to as: "the secured amounts").

        1.2 The Pledgors hereby undertake to pay the Bank every one of the secured amounts:

              1.2.1 On the agreed due date thereof, if the Debtors and the Bank have reached or shall reach agreement that such amount shall fall due for payment on a particular date or upon demand or on occurrence of a particular event or a certain time after the demand or after the occurrence of the particular event;

              1.2.2 Within seven days of date of the Bank's first demand, unless a due date shall have been agreed as per sub-paragraph 1.2.1 aforesaid.

              And any amount of the secured amounts not paid to the Bank as aforesaid shall bear interest at the maximum rate in respect of the period commencing on the date on which the Debtors were to have paid it and until actual payment thereof; and interest as aforesaid that shall be compounded during each month or, as shall be in effect with the Bank from time to time, throughout any other period respecting which the aggregation of interest is statutorily permissible, shall likewise bear interest at the maximum rate.

2.       Redemption of the pledge

         Unless the Bank so consents beforehand and in writing, and subject to such conditions as the Bank may stipulate, the Debtors and/or the Pledgors shall not be entitled to repay any amount whatsoever of the secured amounts prior to the agreed due date there, and shall not be entitled to redeem the lien hereby created by extinguishment of the secured amounts and/or any portion thereof prior to the due date thereof or prior to the date of their formation, all according; it is hereby agreed that Section 13B of the Security Law, 5727-1967 shall not apply to the redemption of the lien hereby created.



3.       The lien

         As guarantee for the full and precise payment of the secured amounts, the Pledgors hereby record a first ranking fixed pledge in favour of the Bank on all the following assets:

         3.1 6,044,450 shares (six million, forty four thousand and four hundred and fifty shares) of NIS 1 n.v. in Matav-Cable Systems Media Ltd. Public Company no. 520040072 (hereafter -
               "the Company") owned by the Pledgors, registered in the Company's register of shareholders in the name of the Pledgors pursuant to share certificates number: 343, 344, 345, 346, 347, 348 and 349.

               The aforesaid share certificates shall be deposited in accordance with the conditions of this deed with Adv. Oded Eran at the law firm of Goldfarb, Levy, Eran a& Co., whose address for the purposes of this deed shall be 2 Ibn Gvirol Street, Tel-Aviv (hereafter: "the trustee").

        3.2 6,405 ordinary shares (six thousand four hundred and five ordinary shares) of NIS 1 n.v. in the Company, registered in the Company's register of shareholders in the name of the Bank's Nominee Company, coordinator for the Tel-Aviv Stock Exchange clearing house. These shares shall be placed in securities Deposit No. _________ in the name of the Pledgors, such deposit being maintained at the _____ branch of the Bank in the name of the Pledgors (hereafter: "the securities deposit").

               The shares enumerated in sub-paragraphs 3.1 and 3.2 shall hereinafter be referred to jointly as: "the shares".

        3.3 The Pledgors shall open a monetary account at the ________ branch of the Bank No. _______ which shall be maintained for the purpose of receiving moneys and rights of any type whatsoever that shall be due to the Pledgors in respect of and/or in connection with the shares (hereafter: "the monetary account").

               The pledge hereby created shall also apply to:

        3.4 All the dividends that shall be given and/or shall be paid and/or shall stand for payment in respect of or in accordance with the shares and/or the other shares within the following definition thereof, at any time whatsoever, commencing from date of execution of this Deed of Pledge.

        3.5 All the shares and stock being due or being issued from time to time in respect of or in lieu of the shares (hereafter: "the other shares") and all the rights, options, moneys, assets being due or that shall be issued in lieu of the shares and/or in respect thereof or by virtue of the shares and/or the other shares as bonus shares, preferential or other rights.

        3.6 All the rights in and toward the Company and toward other shareholders therein such as the law and/or the Company's Articles of Association and/or any other agreement, if any, co confer and shall confer from time to time upon the Pledgors in respect of and/or by virtue of the shares and/or the other shares, including the Pledgors' rights to repayment of loans the Pledgors shall have made available, if any, to the Company;

        3.7 All rights held and that shall be held by the Pledgors in respect of the shares and the monetary account.

         The shares, the other shares and all the rights, the moneys, the securities deposit and the monetary account and the assets, all as aforesaid in sub-paragraph 3.1 - 3.7 shall hereintofore and hereinafter be referred to as "the pledged shares and rights".

4.       The Pledgors' warranties and undertakings

         The Pledgors hereby warrant and undertake as follows:

         4.1 n execution of this Deed of Pledge, the pledged shares and rights are under the sole ownership of the Pledgors, there being no third party right whatsoever in relation thereto, they are not mortgaged, pledged, attached, dormant or assigned to right of any other person and that all the requisite authorizations have been obtained and all the statutory conditions for the transfer thereof to the Pledgors have been fulfilled.

         4.2   The shares are fully paid up.

         4.3 Subject to the Company's Articles and the conditions provided by the Telecommunications Law (Bezeq and Broadcasting), 5742-1982, (hereafter: "the Telecommunications Law"), and subject to the conditions of the General Permit for Cable Broadcasting and the General Permit for the Hot Telecom Limited Partnership for the provision of stationary inland telecommunication services, there are no limitations or conditions being applicable, by the nature of the pledged shares and rights, or under any law or agreement whatsoever, to the pledging of the pledged shares and rights.

         4.4 On execution of this Deed of Pledge, there neither exist nor have there been executed any voting agreements or other agreement whatsoever between the Pledgors and the shareholders in the Company or any of them, or between the Pledgors and any third party whatsoever in connection with the pledged shares.

         4.5 To deposit the shares with the aforesaid trustee forthwith upon execution of this Deed of Pledge.

         4.6 To cause every dividend being due to the Pledgors in respect of the shares to be transferred to the monetary account.

         4.7 To do whatever may be necessary in the opinion of the Bank, at the Pledgors' expense, in order that the validity of the pledge hereby created on the pledged shares and rights and/or on whatever is given from the realisation of any right from the pledged shares and rights - if any such right be realised - shall be valid vis-a-vis third parties, including other creditors - both currently extant and future - of the Pledgors and shall prevail over their rights and especially, but without derogating from the generality of the aforesaid, to cause the pledge hereby created in favour of the Bank and also any amendment to the aforesaid pledge (and to dispel any doubt it is hereby stated that no such amendment shall be made other than with the consent of the Bank) to be recorded with the Registrar of Companies, the Registrar of Cooperative Societies and/or the Registrar of Pledges, all according, and also to execute any document which, in the opinion of the Bank, is necessary for the purpose of effecting any such registration or in connection therewith, including execution of a new and/or additional Deed of Pledge and/or an amendment to this Deed of Pledge and also of all other such instruments as the Bank may require for these purposes.

         4.8 Not to mortgage and not to pledge the pledged shares and rights or any portion thereof in any manner whatsoever, including a floating charge, in rights that shall be precedent, equal or inferior to the rights conferred pursuant to this Deed of Pledge on the Bank, without obtaining the Bank's prior written consent so to proceed.

        4.9 Not to sell, not to transfer, not to assign in any manner whatsoever and not to undertake to sell or to transfer or to assign in any manner whatsoever the pledged shares and rights or any portion thereof, not to seek and not to obtain the issuance of share certificates in lieu of the pledged shares and not to execute any voting or other agreement in connection wit the pledged shares and rights or any portion thereof, without obtaining the Bank's prior written consent so to proceed.

        4.10 To notify the Bank forthwith of any instance of the imposition of an attachment, the initiation of any act of execution or the filing of any application for the appointment of a receiver on the pledged shares and rights or on any portion thereof. Likewise to serve notice forthwith of the pledge in favour of the Bank to the authority have imposed the attachment or initiated the execution proceeding or that was asked to appoint a receiver as aforesaid and on any third party having initiated or sought all or any of the aforesaid and also to adopt, forthwith and at the expense of the Pledgors, all means necessary for the annulment of the attachment, the execution proceeding or the appointment of the receiver, all according.

      4.11 To notify the Bank in writing, at least fourteen days in advance, of any general meeting of the shareholders in the Company being due to take place, giving full details of the topics slated for the agenda, and if there be on the agenda of the general meeting a motion to pass a resolution concerning a modification of the Company's instruments, a merger, approval of transactions and deals with office holders or controlling shareholder or with bodies related tot their, or to the increase or diminution of the authorized share capital, including distribution or any other resolution concerning the matters enumerated in sub-paragraph 5.2 hereafter, to issue the Bank also with the wording of the draft resolution.

      4.12 To notify the Bank beforehand and in writing, forthwith upon becoming aware thereof, of any meeting of the Company's Board of Directors being scheduled to take place, and on the agenda of which is a draft resolution and/or a recommendation for the distribution, or an undertaking to distribute, a dividend, and also or any other distribution, within the definition thereof in the Companies Law 5759-1999 and/or and distribution of bonus shares, and also any resolution on the allocation of shares and/or securities convertible into shares of the Company and/or of the publication of a prospectus for the issuance of shares and/or securities convertible into shares and/or of the giving of any undertaking of offer for the allocation of shares and/or securities convertible into shares in the Company and/or a resolution and/or a recommendation on merger, restructuring and/or extinguishment.

      4.13 Without derogating from Clause 3 aforesaid, to pledge in favour of the Bank all of the bonus shares, the other shares and the rights that shall be allocated to the Pledgors in respect of the pledged shares and rights, to execute all instruments the Bank may require in connection with the creation of the aforesaid pledge, and to record the aforesaid pledge as soon as possible with the Registrar of Companies, the Registrar of cooperative Societies or the Registrar of Pledges, all according.

      4.14 The Pledgors hereby irrevocably confer power of attorney on the Bank to do, on their behalf in their stead, at the expense of the Pledgors, any of the transactions set forth in Clauses 4.7 and
               4.13 aforesaid; but nothing in the conferring of such power of attorney is such as to exempt the Pledgors from fulfilling any whatsoever of their undertakings pursuant to this Deed of Pledge or such as to oblige the Bank to use such power of attorney, in whole or in part. The Pledgors hereby exempt the Bank, beforehand, from all liability in the event that the Bank does not use any of the powers vesting in it pursuant to the aforesaid power of attorney.

       4.15 As shareholders in the Company, to oppose any modification of the Memorandum and/or Articles of the Company, and the adoption of any resolution or other act such as are liable to cause the dilution of any portion of the pledged shares in the Company's equity, modification of the rights conferred by the shares, the allocation of shares or the devaluation of the pledged shares and rights or injury to the Bank's rights pursuant to this Deed of Pledge - and to use all their rights for this purpose - unless the Bank shall have consented, beforehand and in writing, to such acts, and subject to the conditions stipulated by the Bank.

       4.16 To abide by any undertaking imposed upon a shareholder either statutorily and/or in accordance with the Company's Articles as the shareholders.

       4.17 The Pledgors undertake to issue to the Bank, forthwith upon becoming aware of same, any warning and/or notice reaching any of them from the Ministry of Communications and/or the Cable and Satellite Broadcasting Board within the definition thereof in
               Section 6A of the Telecommunications Law (hereafter: "the Board") and/or from any other competent in connection with a breach of any law and/or condition of the licenses granted to the Company and to its subsidiary companies including a general permit for cable broadcasts and a general permit granted to Hot Telecom Limited partnership for the provision of stationary inland telecommunication services.

5.     Voting at general meetings and the grant of power of attorney to the Bank

       5.1 It is agreed that the Pledgors shall be entitled to participate in and vote at general meetings, subject to obtaining the Bank's prior written consent, except on the occurrence of one or more of the instances set forth in sub-paragraph 5.2 hereafter.

       5.2 The Pledgors hereby grant the Bank irrevocable power of attorney to participate in and to vote at the general meetings of the Company in respect of the shares and to invoke the rights having been or that shall be conferred upon the Company's shareholders either statutorily and/or in accordance with the Company's Memorandum and Articles, in order that it may make use thereof at meetings on whose agenda appears one ore more of the instances set forth in sub-paragraph 5.2.1 hereafter, and also at any meeting, if there shall have occurred anything described in sub-paragraph 5.2.2 hereafter, and all to the negation of the Pledgors' rights. It is stated that the Pledgors shall not be entitled to vote at such meetings unless they shall have obtained the Bank's written permission.

               5.2.1 Wherever there shall appear on the agenda of the general meeting a draft resolution which, at the Bank's discretion, is liable to be prejudicial to its rights as creditor, including, but without derogating from the generality of the aforesaid, a resolution for the
                      voluntary liquidation   of the Company and/or a resolution
                      regarding dilution of shares and/or modifications in the rights conferred by the shares and/or merger of the Company and/or extinguishment and/or restructuring of the Company and/or restructuring of the Company's equity and/or increase of authorization share capital and/or the distribution or undertaking to distribute a dividend and also any other distribution and/or any other act by the Company being liable to reduce the value of the pledged shares and rights and/or a resolution concerning transactions with parties at interest;

                      "Merger" means, for the purposes of this deed, a resolution regarding a merger in accordance with Part Eight or Part Nine of the Companies Law, 5759 - 1999 or concerning any arrangement or concerning any transaction that shall result in the acquisition of the bulk of the Pledgors' assets by a person or corporation or in accordance with which the Pledgors acquire, either directly or indirectly, the bulk of the assets of another corporation or shares of another corporation conferring upon them control in that corporation.

               5.2.2 Whenever there shall have occurred one or more of the events entitling the Bank to call the secured amounts for immediate payment as set forth in Clause 9 hereafter;

         5.3 The Pledgors consent and hereby empower the Bank, in the instances set forth in sub-paragraph 5.2.1 and/or 5.2.2 aforesaid, to participative in and to vote at the aforesaid general meetings as proxy for the Pledgors and also to invoke the rights having been or that shall be conferred upon the Company's shareholders either statutorily and/or under the terms of the Company's Memorandum and Articles.

         5.4 The Pledgors hereby agree that the Bank shall not be oblige to invoke its rights pursuant to Clause 5 aforesaid and it shall be entitled to invoke those rights or to refrain from invoking them at its sole discretion for the purpose of safeguarding its rights pursuant to this Deed of Pledge. Whether or not the Bank exercises its powers as per this Clause 5, the Pledgors shall be precluded from pleading that they sustained any damage whatsoever consequent on the Bank's use of its rights pursuant to this Clause 5 or the Bank's refraining from using those its rights.

        5.5 The Pledgors undertake to report to the Bank on all resolutions adopted by general meetings, whether or not they actually voted thereat.

        5.6 The Bank shall not be obliged to serve upon the Pledgors any notices or other information of any type whatsoever reaching the Bank. The Pledgors hereby warrant that insofar as notices or information of the type aforesaid is necessary to them, they shall take steps to obtain the appropriate notices or information.

6.       Right of lien

         The Bank shall have right of lien on all the moneys - in either Israeli currency or foreign currency - being due or that shall be due to the Pledgors from the Bank in any account / deposit of the Pledgors at the Bank and/or in any of for any cause whatsoever and on all the notes, the securities, the bills of lading, the instruments, the chattels and the other assets of any kind and type whatsoever that the Pledgors have delivered or shall deliver to the Bank or that any third party has delivered or shall deliver to the Bank on their behalf for collection, for security or the safekeeping, and on the proceeds thereof, and including on rights in connection with all of the aforesaid (hereafter:
         "the due amounts"), and the Bank shall at all times be entitled, without needing so to notify the Pledgors in advance, to retain them under its hand until extinguishment of all the secured amounts.


         In such event, the Pledgors shall not be entitled with withdraw moneys of the accounts and deposits aforesaid or to act therein or in relation thereto in any other manner whatsoever, without the consent of thee Bank, and the Bank shall be entitled to prevent the Pledgors from making any dispositions whatsoever therein.

7.       Right of set-off

         7.1 Without derogating from the Bank's right of lien as per Clause 6 aforesaid, the Bank shall be entitled (but not obliged), at all times, without being required to serve advance notice thereof upon the Pledgors:

               7.1.1 To offset any one of the secured amounts as against amounts due to the Pledgors from the Bank in any account/ deposit and/or in any other manner or for any cause whatsoever and in any currency whatsoever (all even prior to the due date of amounts falling due as aforesaid, and against which the set-off is being made);

               7.1.2 To acquire any foreign currency amount that may be necessary for extinguishment of any one of the secured amounts or to sell any foreign currency whatsoever being held in the Bank to credit of the Pledgors, and to use the consideration of the sale for extinguishment of any of the secured amounts, or, all accordance, for the purpose of purchasing any other foreign currency that may be necessary for the extinguishment of the secured amounts.

               7.1.3 To debit any account and any deposit of the Pledgors with the Bank in any amount of the secured amounts and if the secured amounts or any of them are in respect of foreign currency credit - to debit any account and any deposit of the Pledgors being maintained in the currency of such credit, or any account of the Pledgors, being maintained in Israeli currency or other foreign currency in consideration thereof (in Israeli currency or the other foreign currency) at the exchange rate in effect with the Bank on the date of debiting the account as aforesaid.

         7.2 The Bank shall be entitled to make such offset, without serving prior notice, but in the following instances the Bank shall be entitled to make the offset after serving prior notice upon the
               Pledgors:

               7.2.1  In case of offset of amount not yet having matured.

               7.2.2 In case of offset from a fixed deposit which, but for the setoff, would be automatically extended or renewed, in such a way that certain rights or benefits would accrue to the Pledgors. Notwithstanding the aforesaid, if postponement of the setoff is liable to worsen the Bank's position or to injure any of its rights whatsoever - then the setoff shall take place forthwith.

                      Likewise, if notice shall have been served and if, during the designated period there arrives an attachment, notice of receivership of the Pledgors' assets or any event entitling the Bank to call for immediate payment, then the setoff shall take place forthwith.

         7.3 Any acquisition or sale as per sub-paragraph 7.1.2 aforesaid shall be made (if any) in accordance with the exchange rate in effect with the Bank out of amounts in Israeli currency or out of amounts in foreign currency, all according, being held with the Bank to credit of the Pledgors or being obtained from the disposal of any securities whatsoever having been or that shall be given to the Bank by or for the Pledgors.

         7.4 Any debit as per sub-paragraph 7.1.3 aforesaid and any debit as described hereafter, shall be made (if any) whether in an existing account or deposit or in an account of deposit to be opened for such purpose by the Bank in the name of the Pledgors, whether or not the account or the deposit to be debited are of the credit or the debit type, or become debitory as a result of being debited as aforesaid, and the debit balance remaining (if any) in the account to be debited as aforesaid, shall bear interest at the maximum rate.

               However, if, as a result of any debit in respect of foreign currency as aforesaid or as described hereafter, any account becomes debitory or the debitory balance therein increases, then, if such account is maintained in Israeli currency, the Bank shall be entitled, at all times, to credit such account and to correspondingly debit any account or deposit belonging to the Pledgors in the relevant foreign currency at the exchange rate in effect with the Bank on the day of debiting such foreign currency account or deposit; and if such account is maintained in foreign currency, then the Bank shall be entitled, at all times, to credit such account and to correspondingly debit any account or deposit belonging to the Pledgors in the relevant foreign currency at the exchange rate in effect with the Bank on the day of debiting the foreign currency account of deposit as aforesaid; and if such account is maintain in foreign currency, the Bank shall be entitled at all times to credit such account and to correspondingly debit any account or deposit belonging to the Pledgors in Israeli currency at the exchange rate in effect with the Bank on day of debit such account.

         7.5 The Pledgors hereby warrant themselves to be aware that wherever the Bank uses setoff rights as aforesaid prior to the due date of any amount whatsoever in the Pledgors' deposits with the Bank, changes detrimental to the Pledgors are liable to occur in all matters pertaining to their rights in respect of or in connection with such amount (such as for the purpose of interest rates, linkage differentials, exchange rate differences, rights to grants or loans, exemption from or discount on income tax and withholdings at source), and the Bank shall also be entitled to deduct from the deposit amounts any commissions, expenses and damages that it customarily collects on early deposits withdrawal by the Pledgors.

         7.6 Whenever an attachment is imposed on any asset of the Pledgors by the Bank or on any amount being due to the Pledgors from the Bank
               - the Bank shall have right of lien in respect of such asset or amount, all according, and all until the lifting of such attachment, provided that the right of lien pursuant to this sub-paragraph shall apply only in respect of assets and moneys the aggregate amount of which shall not exceed the unpaid balance of the secured amount as shall be in place from time to time. The Bank's right of lien pursuant to this sub-paragraph shall be in addition to the Bank's rights as per Clause 6 aforesaid.

8.       Non-contingent securities

         The pledge hereby created in favour of the Bank shall be non-contingent on all the other security or guarantees that the Bank shall have received or shall receive from the Pledgors and/or from the Debtors or for the Debtors and shall not affect them and shall not be affected and shall serve as a standing guarantee that shall continue fully valid until the Bank issues the Pledgors written confirmation that this Deed of Pledge is null and void, and all even if, at any time before the Bank issues the Pledgors with such confirmation, there did not exist any debit/liability whatsoever of the Debtors towards the Bank.

9.       Immediate repayment

         The Bank shall be entitled to call all or any of the secured amounts for immediate repayment, together with linkage differentials, exchange rate differences, accrued interest, interest at maximum rate, expenses, other debits and commissions accrued together with any amount being, in the opinion of the Bank, such as to compensate the Bank in respect of any damage occasioned to it due to immediate repayment as aforesaid, whenever the Pledgors are in breach of any undertaking included in this Deed of Pledge, and also on occurrence of an event, or on the emergence of circumstances conferring on the Bank - according to instruments having been and/or that shall be executed by the Debtors - the right to call all or any of the secured amounts for immediate repayment, and also in any of the following instances:

         9.1 If the Pledgors adopt a merger resolution within the aforesaid definition thereof and/or a liquidation resolution or if there is brought against the Pledgors an application for liquidation or for the appointment of a pre-temporary liquidator, receiver, temporary receiver or for the opening of rehabilitation proceedings or for stay of proceedings, or if a receivership order is given against them or if an application for receivership is made against any asset whatsoever of the Pledgors, or if an act of Bankruptcy sis filed by them or if a creditors' meeting is convened by the Pledgors for the purpose of reaching an arrangement with them or in case of the demise of the Pledgors or if the name of the Pledgors is stricken from any register whatsoever being statutorily maintained or if it is about to be stricken, or if the Pledgors are declared legally incompetent or if an attachment is imposed on the pledged shares and rights and not lifted within 7 days.

         9.2 If the Pledgors shall be in breach of or shall fail to fulfil any whatsoever of their undertakings towards the Bank, whether such undertaking is included in this Deed of Pledge or whether it is included or shall be included in any other instruments or if it transpires that any warranty or confirmation whatsoever of the Pledgors, whether included in this Deed of Pledge or whether included or that shall be included in another instrument delivered by them to the Bank, are incorrect or inaccurate.

9.3 Without derogating from the import of Clause 5, if a general meeting of the Company is convened, on whose agenda is a draft resolution as set forth in sub-paragraph 5.1.1 aforesaid, being, at the Bank's discretion, such as may prove prejudicial to the Bank's rights under this Deed of Pledge of to the value of the pledged shares and rights or if such resolution is adopted by the Company in general meeting.

9.4 If, in the opinion of the Bank, the value of the pledged shares and rights has, for any reason whatsoever, depreciated or is liable to depreciate to less than the value thereof on date of execution of this Deed of Pledge.

9.5 If any event shall have occurred the outcome of which is liable to confer upon any concern whatsoever in Israel and/or elsewhere, pursuant to any instrument executed and/or that will be executed by the Pledgors, the right to call for immediate payment all or any of the Pledgors' debts and liabilities towards such concern, even if such concern does not invoke its right as aforesaid.

9.6 If trading shall be suspended for 7 successive days in the Company's shares or if the Company's shares are de-listed from trading at the Tel-Aviv Stock Exchange, and if of any of the instances aforesaid in this Clause, mutatis mutandis, should befall the Company or any guarantor whatsoever having guaranteed the repayment of all or part of the secured amounts, and/or having credited the Bank with security to secure repayment of all or any of the secured amounts.

10.      Realisation

         On occurrence of any of the instances set forth in Clause 9, and after service of fourteen days written notice upon the Pledgors, the Bank shall be entitled tot adopt all means it deemed necessary in order to collect the secured amounts from the Pledgors and to take any procedure being, in the Bank's opinion, needful in order to safeguard the Bank's rights pursuant to this Deed of Pledge, and likewise - without derogating from the generality of its rights - to dispose of the pledged shares and rights pursuant to this Deed of Pledge, provided that such disposal of the pledged shares and rights shall be made after obtaining the prior written authorization of the Minister of Communications, including whomsoever the Minister shall have delegated any of his powers, all in accordance with a general permit to Hot Telecom Limited Partnership for the Provision of Stationary Inland Telecommunication Services, and also after obtaining the prior written consent of the Board pursuant to a General Permit for Cable and Satellite Broadcasts.

11.      Attribution of amounts

         11.1 All amounts collected by the Bank from disposal of the pledged shares and rights, including amounts carried to credit of any account of the Pledgors, shall serve for the objects hereafter set forth in order thereof or in any other order chosen by the
               Bank:

               11.1.1 For the extinguishment of expenses occasioned as a result of disposal as aforesaid and also any expense occasioned as a result of the adoption of any proceedings whatsoever by the Bank for the purpose of safeguarding its rights pursuant to this Deed of Pledge;

               11.1.2 For extinguishment of the remaining expenses, Bank
                      charges, interest and additional amounts consequent on the linkage of the interest, the due date whereof has arrived and which the Pledgors failed to pay to the Bank;

              11.1.3 For extinguishment of principal amounts and the additional amounts due to linkage of the principal, the due date whereof has arrived and which the Pledgors failed to pay to the Bank;

              11.1.4 For the purpose of deposit thereof in a special account or other account in the name of the Debtors held with the Bank, which shall serve as a guarantee for the full extinguishment of the remainder of the secured amounts, whether amounts whose due date has not yet arrived, or amounts being or that shall be due to the Bank pursuant to any contingent indebtedness or liability whatsoever, or any other amounts whatsoever; and all without derogating from the Bank's rights pursuant to Clauses 6 and 7 aforesaid.

        11.2 Unless otherwise agreed in writing between the Pledgors and the Bank, the amounts per sub-paragraph 11.1.4 shall be deposited in an interest bearing shekel account for payment on demand, being kept with the Bank at that time in respect of its clients' shekel deposits, or - if the Bank holds no such deposit at that time - the amounts shall be deposited from time to time in an interest bearing deposit for the shortest term in effect at the time with the Bank in respect of its clients' shekel deposits.

12.    Third party pledge

       12.1 Since this pledge is given as third party security, the Pledgors shall be deemed, in accordance with the provisions of Section 12 of the Security Law, 5727-1967 to be guarantors; however, the Bank may exact repayment from them by disposing of the pledged shares and rights only. To dispel any doubt, and notwithstanding as stipulated anywhere else in this deed, it is stated that the Bank shall not claim and shall not be entitled to claim and/or shall not be entitled to claim from the Pledgors any additional amounts whatsoever in addition to amounts received as a result of the disposal of the pledged shares and rights.

       12.2 The Bank shall be entitled to realise its rights pursuant to this deed at the same time as sending a demand for the extinguishment of any payment from the Debtors.

       12.3 The Bank shall be entitled, at all times, at its sole discretion, and without being required so to notify the Pledgors:

               (A) To increase, to renew, to reduce, to discontinue and otherwise to modify any loan, overdraft or credit and any other banking service rendered or that shall be rendered by the Bank to the Debtors;

               (B) To allow the Debtors or any guarantor for the Debtors an extension in time and similar or other concessions;

               (C) To compromise, to waive or to make any other arrangements with the Debtors on with any guarantor for the Debtors;

               (D) To replace, to renew, to modify, the amend, to annul, to release or to refrain from realising or enforcing any security or guarantees or rights whatsoever that have been or shall be given in favour of the Bank for securing the secured amounts, in whole or in part;

               And the Pledgors agree that any such act on the part of the Bank, or its refraining from any such act shall not prejudice, shall not annul and shall in not wise affect the Bank's rights pursuant to this Deed of Pledge.

      12.4 The validity of this Deed of Pledge shall not be adversely affected in consequent of or as a result of the Bank's not having obtained or not being about to obtain for securing the extinguishment of all or any of the secured amounts, any security or guarantees whatsoever (if the Bank has in fact obtained or is due to obtain any security or guarantees whatsoever) or by any indebtedness/liability whatsoever on the part of the Debtors towards the Bank or in any instruments executed or due to be executed by the Debtors or by another or others in respect of or in connection with the secured amounts or any portion thereof of in consequent of or as a result of any plea of prescription, legal incompetence or lack of authority on the part of the Debtors.

      12.5 The Pledgors agree that the extinguishment of the secured amounts or any portion thereof by them to the Bank shall not confer upon them any right to receive any security or guarantee whatsoever from the Bank even if the Bank has received or is due to receive any such to secure the secured amounts, in whole or in part, and the Pledgors hereby waive in advance any right to receive any such security or guarantee.

      12.6 The Pledgors hereby warrant that they have not received any security whatsoever from the Debtors in connection with this deed, and hereby undertake to accept no such security without the Bank's prior written consent.

      12.7 If any payment that the Bank has received or is due to receive from any source whatsoever on account of the secured amounts or that any security or guarantee whatsoever given or due to be given in favour of the Bank by the Debtors or by the Pledgors or by one or any of them or by others for them - shall be deemed null by virtue of any legal provision pertaining to bankruptcy or liquidation, as may be in force at such time, and it subsequently transpires that in placing reliance on the payment the security or the guarantee aforesaid, the Bank confirmed the expiry of the pledge or reached some other arrangement with the Pledgors, then the Pledgors shall owe the Bank pursuant to this deed as if the confirmation or the arrangement aforesaid had never been given or made.

13.   Lawsuits, splitting of claims and expenses

       13.1 If the Bank has filed a claim against the Debtors and/or the Pledgors for payment of any amount due or that shall be due from them to the Bank on account of the secured amounts, the Bank shall be entitled to sue in respect of the period commencing from date of filing of the claim or - at the Bank's discretion - from the day on which that amount becomes due to the Bank and until full actual payment thereof, interest at the maximum rate that shall accrue as per Clause 14 hereafter.

       13.2 The Bank shall be entitled to spit its claim for repayment of the amounts due or that shall be due to it on account of the secured amounts, whether they arise from a number of causes or from a single cause, and to sue piecemeal for repayment of these amounts, in such a way that a portion shall be used by the Bank as cause for a separate lawsuit independent of any other portion.

       13.3 All the expenses involved in the preparation of this Deed of Pledge, the stamps duty hereon, the registration hereof with the Registrar of companies or with the Registrar of Cooperative Societies or with the Registrar of Pledges, all according, on realisation or annulment, hereof, on redemption of the pledged shares and rights, in whole or in part, or in any claim that may be filed by the Bank in respect of amounts due to it or that shall be due to the Bank from the Pledgors on account of the secured amounts, and including fees to the Bank's lawyers, shall apply to the Pledgors; the amount of lawyers' fees that shall apply as be as stipu8lated in any judgment or decision of court, and, if non - as shall be agreed between the Bank and the Pledgors. And in absence of any agree - at the minimal tariff, whether it be binding or not and if the minimal tariff is annulled, at a reasonable fee amount given the circumstances of the case and without derogating from the right of the Bank under Clauses 6 and 7 aforesaid, the Pledgors hereby undertake to pay to the Bank, forthwith on first demand, any expense as aforesaid,s together with maximum interest within the following definition thereof, in respect of the period commencing from date of issue thereof by the Bank as aforesaid and until actual payment thereof.


14.      Accrual of interest

         Interest at the maximum rate that shall be compounded throughout every month or, at the Bank's discretion, throughout any other period respecting which accrual of interest shall be permissible under law, shall likewise bear interest at the maximum rate.

15.      The Bank's books

         15.1 All records in the Bank's books shall be deemed correct and shall serve as prima facie proof toward the Pledgors as to all the details thereof; a copy of the aforesaid records or any portion of the aforesaid records, or of the last page of the aforesaid records, being confirmed by the Bank on the copy of the records or on the portion or on the page aforesaid or in a separate document - shall serve as prima facie proof of the exists of the aforesaid records and of the correctness of the details specified in such copy.

         15.2 The Pledgors undertake to examine every copy of account, every notice and every letter that shall be delivered or mailed to them by the Bank or via an automatic machine and to issue to the Bank their written comments in respect there - if any - within sixty days of the date of delivery of mailing by the Bank, all according.

        15.3 The correctness of any detail recorded in any copy of an account, notice or letter as aforesaid, respecting which the Bank has not received the written comments of the Pledgors within the aforementioned space of time, shall be deemed confirmed by the Pledgors to the Bank.

16.      Waivers

         A waiver by the Bank to the Pledgors in respect of any breach whatsoever or non-fulfilment of any condition/s whether such undertaking or condition are included in this Deed of Pledge or whether include or due to be included in any other instrument having been or due to be executed by the Pledgors and/or the Debtors, shall not be deemed consent on the part of the Bank to any addition breach or any further non- fulfilment of any condition or undertaking as aforesaid. The Bank's refraining from realising any right whatsoever, vesting in it pursuant to this Deed of Pledge or under any other instruments ors statutorily, shall not be deemed as a wavier of such right. No waiver on the part of the Bank, no compromise or other arrangement with the Bank shall be binding upon the Bank unless made in writing.

17.      Address and notices

         The address of the Pledgors for the purpose of service of mail items, including process of court, is the address specified above as the mailing address, or any other address in Israel whereof the Pledgors shall notify the Bank in writing, on a Bank form a copy of which, signed by the Bank, shall be delivered to the Pledgors, or by registered mail receipt of which the Bank shall have confirmed to the Pledgors in writing. With the consent of the Bank, the Pledgors may give as a mailing address also an electronic (e-mail) post box address, which shall be deemed to all intents and purposes to be the address of the Pledgors.

         The Bank may send or deliver any notice, demand, copy of account or other instrument of any type (including any negotiable instrument) to the Pledgors by ordinary mail or otherwise, at its discretion (including by means of automatic instrument or computer terminal or electronic mail), and any document so sent shall be deemed to have been received by the Pledgors within 72 hours as of sending. Written confirmation by the Bank of any mailing or delivery, the time and manner of their sending, shall serve as prima facie proof toward the Pledgors of the mailing, the delivery and time specified therein.

18.      Applicable law

         The laws of the State of Israel shall apply to this Deed of Pledge and to the interpretation hereof.

19.      Venue

         The Pledgors hereby agree that the sole venue for the purpose of this Deed of Pledge shall be the Tel-Aviv court.

20.      Transfer of rights

         The Bank an its assigns shall be entitled, at all times, to transfer to banks and/or financial institutions their rights pursuant to this Deed of Pledge or any portion thereof, without needing to obtain the consent of the Pledgors.

21.      Definitions

         The terms set forth in this Deed of Pledge, including "dividend", shall have the meaning assigned to them in the Companies Law 5759-1999, except where otherwise expressly stated in the Deed of Pledge itself or if expressly otherwise defined in this Clause:

         21.1  The term "interest at the maximum rate thereof: means -

               21.1.1 In respect of any one of the secured amounts in an
                      instrument whereby the obligation to pay arises the interest rate to be collected in case of failure to pay on due date thereof has been defined as the interest rate within the definition thereof in such instrument in respect of any amount not paid on due date thereof.

               21.1.2 In respect of any other amount:

                      21.1.2.1 The highest interest rate being in effect with the Bank from time to time (also to include the additional interest charged un unauthorized overdrafts) in respect of debit balances in a checking account/current drawing account/current credit account or foreign currency account, all according, not paid to the Bank by due date thereof.

                      21.1.2.2 In respect of any one of the secured amounts regarding which any enactment has specified a maximum interest rate in the event that such amount is not paid by due date thereof - interest at the maximum rate permissible under such enactment in respect of such amount;

                  Written confirmation by the Bank as regards the maximum interest rate within the aforesaid definition thereof - in any period or periods to which such confirmation may relate - shall serve as prima facie proof toward the Pledgors of the details specified in such confirmation;

        21.2 The term "the rate in effect with the Bank" or "the Bank Leumi LeIsrael BM rate" means -

               In respect of any sale of foreign currency for the Pledgors - the rate for transfer and cheques as determined by the Bank at the relevant time as being the `Bank Leumi LeIsrael BM rate" in accordance with which the Bank will purchase the relevant foreign currency from its clients in consideration of Israeli currency. In respect of any purchase of foreign currency for the Pledgors or the debiting of the clients' account in Israeli currency in consideration of foreign currency - means - the rate of transfers and cheques determined by the Bank at the relevant time as the "Bank Leumi LeIsrael BM rate" whereby the Bank will sell the relevant foreign currency to its clients in consideration of Israeli currency.

               Applicable to any purchase or sale as aforesaid shall be exchange commission any tax, levy, compulsory payments or other such payments.

               Written confirmation by the Bank in respect of the exchange rate in effect with the Bank at the relevant time shall serve as primate facie proof.

      21.3     The term "note" means -

               Any promissory note, note of exchange, cheque, withdrawal, payment order and also any negotiable instrument of any type whatsoever;

      21.4 The term "the Bank's books" shall be construed as also including -

               Any book, ledger, account or deposit page, copy of account page, loan contract, letter of undertaking, note under hand of the Pledgors, card index file, sheet, reel, any means of data storage for the purposes of electronic computers and also any other means of data storage.

      21.5     The term "records" shall be construed as including also -

               Any record or copy of a record, whether recorded or copied in handwriting or by typewriter or whether recorded or copied by printing, duplication, photocopying (including microfilm) or by means of any mechanical, electrical or electronic instrument or by means of electronic computer recorded or by any other means of recording or presentation of words of digits or other marks whatsoever being in effect with Banks.

      21.6     The term "Bank" -

               Also any one of its branches or offices - either in Israel or outside of Israel - and also any of the Bank's assigns or attorneys and also any transferee of the Bank.

      21.7     The term "securities" -

               Shall be construed as including (in addition to the ordinary meaning thereof) also any asset (whether eligible or held) the recording respecting which are maintained or kept at the Bank within the framework of the deposit and also any right and any benefit (monetary or other) that shall accrue on or in respect of the securities

22.   Standing of the signatories to this deed

      22.1 The content of this Deed of Pledge shall be binding upon all the signatories thereto jointly and severally; this shall be so eve if, for any reason whatsoever, one or more of those defined above as "Pledgors" are not signatories thereto.

      22.2 Any right vesting in or that shall vest in the Bank toward the Pledgors pursuant to this Deed of Pledge shall be deemed to vest in the Bank, both towards the Pledgors jointly and towards any of them and towards each one of them severally; any mention of the Pledgors shall be deemed to relate both to all the Pledgors jointly, and to any of them and each one of them severally.

23.      Additional instruments

         Nothing contained in this Deed of Pledge is such s to injure and/or to derogate from any right whatsoever of the Bank's pursuant to any instrument or undertaking whatsoever that the Pledgors and/or the Debtors have executed vis-a-vis the Bank.



24.      Plural and singular number

         If this deed is executed by one of the Pledgors, then everything contained herein - to such extent as it relates to the Pledgors - shall be deemed written in the singular number.

25.     Headings

         The headings to the Clauses in this Deed of Pledge are for the purpose of convenience only, and are not be to be taken into account in construing the conditions of this deed.

          In witness whereof the Pledgors have set their hand this 30th day of the month of December in the year 2004


                            Stamped and signed: ( - )

                       Delek Investments & Properties Ltd